Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 333-125328)

This filing relates to a planned business combination between American Tower Corporation (the “Company”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among the Company, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by the Company on May 5, 2005.

On July 28, 2005, the Company issued a press release which contained the following information about nominees to the Company’s board of directors pursuant to the Merger Agreement:

Board of Director Nominees

Pursuant to its May 3, 2005 merger agreement with SpectraSite, the Company has agreed to expand the size of its board of directors from six to ten members and appoint four new board members from the SpectraSite board of directors, effective at the closing of the merger. The nominating and corporate governance committees of each company unanimously recommended that each of Stephen Clark, Paul Albert, Jr., Dean Douglas and Samme Thompson be appointed to the Company’s board at the closing. In the joint proxy statement/prospectus mailed to stockholders in connection with the merger, the companies had previously identified Timothy Biltz as an anticipated director nominee. Mr. Biltz has indicated to the companies that, due to personal reasons, he has declined to be nominated as a director.

The Company and SpectraSite will each hold a special meeting of stockholders on August 3, 2005 to vote on the proposed merger and other related proposals. Once stockholder approval for the merger is obtained and the companies complete the merger, the new directors will be formally appointed to the Company’s board of directors, each to serve until the next annual meeting of stockholders.

Cautionary Language Concerning Forward-Looking Statements

Statements herein regarding the proposed merger between American Tower and SpectraSite, the expected timing of related transactions and the expected timetable for completing the merger constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite stockholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and Spectrasite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof.

Important Additional Information

In connection with the proposed transaction, on May 27, 2005, American Tower filed with the SEC a Registration Statement on Form S-4, containing a Joint Proxy Statement/Prospectus, which was declared effective on June 16, 2005. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus was mailed to stockholders of American Tower and SpectraSite on or about June 23, 2005. Investors and security holders of American Tower and SpectraSite may obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants is included in the Registration Statement containing the Joint Proxy Statement/Prospectus filed with the SEC.